UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

School Specialty, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

807864103
(CUSIP Number)

Adam J. Reback
c/o J. Goldman & Co., L.P.
510 Madison Avenue
New York, New York 10022
(212) 262-4268
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103

1.	Names of Reporting Persons

J. GOLDMAN MASTER FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

Number of	7.	Sole Voting Power	86,870
Shares
Beneficially	8.	Shared Voting Power	1,828
Owned by
Each	9.	Sole Dispositive Power	86,870
Reporting
Person	10.	Shared Dispositive Power	1,828
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

88,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

8.9%

14.	Type of Reporting Person

PN

CUSIP No. 807864103

1.	Names of Reporting Persons

J. GOLDMAN & CO., L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

DELAWARE

Number of	7.	Sole Voting Power	86,870
Shares
Beneficially	8.	Shared Voting Power	1,828
Owned by
Each	9.	Sole Dispositive Power	86,870
Reporting
Person	10.	Shared Dispositive Power	1,828
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

88,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

8.9%

14.	Type of Reporting Person

PN

CUSIP No. 807864103

1.	Names of Reporting Persons

J. GOLDMAN CAPITAL MANAGEMENT, INC.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

DELAWARE

Number of	7.	Sole Voting Power	86,870
Shares
Beneficially	8.	Shared Voting Power	1,828
Owned by
Each	9.	Sole Dispositive Power	86,870
Reporting
Person	10.	Shared Dispositive Power	1,828
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

88,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

8.9%

14.	Type of Reporting Person

CO

CUSIP No. 807864103

1.	Names of Reporting Persons

JAY G. GOLDMAN

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

DELAWARE

Number of	7.	Sole Voting Power	86,870
Shares
Beneficially	8.	Shared Voting Power	1,828
Owned by
Each	9.	Sole Dispositive Power	86,870
Reporting
Person	10.	Shared Dispositive Power	1,828
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

88,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

8.9%

14.	Type of Reporting Person

IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”).

The address of the principal executive office of the Issuer is W6316 Design Drive, Greenville, Wisconsin 54942.

Item 2.  Identity and Background

(a)           This statement is filed by:

(i)
J. Goldman Master Fund, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Master Fund”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	J. Goldman & Co., L.P., a Delaware limited partnership (“JGC”), as the investment adviser of the Master Fund;

(iii)	J. Goldman Capital Management, Inc., a Delaware corporation (“JGCM”), as the general partner of JGC; and

(iv)	Jay G. Goldman, as the President of JGC and sole director of JGCM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of the Master Fund is Palm Grove House, Box 438, Road Town, Tortola, British Virgin Islands.  The principal business address of each of JGC, JGCM and Mr. Goldman is 510 Madison Avenue, New York, NY 10022.

(c)           The principal business of the Master Fund is investing in securities. The principal business of JGC is serving as a portfolio management company and investment adviser to multi strategy hedge funds, including the Master Fund.  The principal business of JGCM is serving as the general partner of JGC.  Mr. Goldman is the President of JGC and sole director of JGCM.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Goldman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As further described in Item 4 below, the Reporting Persons acquired the shares of Common Stock reported herein pursuant to the Plan (as defined below) and Confirmation Order (as defined below).

Pursuant to the Plan and Confirmation Order, (i) each lender holding loans (“DIP Loans”) under the Ad Hoc DIP Facility (as defined in the Plan) received its pro rata portion (based on its holdings of DIP Loans) of 65% of the Common Stock to be issued when the Issuer emerged from bankruptcy, and (ii) each holder of Notes (as defined in the Plan) received its pro rata portion (based on its holdings of Notes) of 35% of the Common Stock to be issued when the Issuer emerged from bankruptcy on June 11, 2013 (the “Effective Date”).   As of the Effective Date and immediately prior to the Issuer's emergence from bankruptcy, the Master Fund held approximately $13,749,825 of DIP Loans, which included $285,000 of DIP Loans held in an account managed by an affiliate of Scoggin LLC (the “Scoggin Managed Account”) and approximately $13,967,000 of Notes, which included $285,000 of Notes held in the Scoggin Managed Account.  The Master Fund received 88,698 shares of Common Stock upon the Issuer’s emergence from bankruptcy, of which 1,828 were held in the Scoggin Managed Account and which such affiliate of Scoggin LLC has shared voting power and shared dispositive power.  As provided for in the Plan and Confirmation Order, the DIP Loans and Notes were cancelled.

The sources of funds used to acquire the DIP Loans and Notes were working capital of the Reporting Persons or their affiliates.

Item 4.  Purpose of Transaction

On January 28, 2013, School Specialty, Inc., a Wisconsin corporation, and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (Case No. 13-10125) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).  On May 23, 2013, (i) the Debtors filed the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) with the Bankruptcy Court, and (ii) the Bankruptcy Court entered an order confirming the Plan, and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013 (such order, the “Confirmation Order”).

Pursuant to the Plan and Confirmation Order, the existing equity interests of the Debtors were cancelled as of the Effective Date, and as reported in the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2013, a total of 1,000,004 shares of Common Stock of the Issuer were issued as of the Effective Date.

As disclosed in Item 3 above, the Master Fund received 88,698 shares of Common Stock upon the Issuer’s emergence from bankruptcy on account of the DIP Loans and Notes it previously held which were cancelled as of the Effective Date.

As disclosed in the Plan (including the plan supplements thereto), and pursuant to the Plan and Confirmation Order, the Master Fund, as one of the three largest holders of DIP Loans prior to the Effective Date, designated Madhu B. Satyanarayana to serve as a director on the board of directors of the Issuer (the “Board”) on the Effective Date.  The Plan and Confirmation Order provide solely for the composition of the initial directors on the Board as of the Effective Date.  Should Mr. Satyanarayana cease to be a director on the Board, none of the Reporting Persons has any contractual right to designate his replacement or any future directors to the Board.

Item 5.  Interest in Securities of the Issuer

(a)           The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon the 1,000,004 shares of Common Stock outstanding as of June 11, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2013.

As of the close of business on June 11, 2013, the Master Fund beneficially owned 88,698 shares of Common Stock, which includes 1,828 shares of Common Stock held in the Scoggin Managed Account.  Old Bellows Partners LP, an affiliate of Scoggin LLC, and the Master Fund have shared power to vote and dispose of the 1,828 shares of Common Stock held in the Scoggin Managed Account.  The Master Fund has sole power to vote and dispose of the 86,870 shares of Common Stock that are not held in the Scoggin Managed Account.  These 88,698 shares of Common Stock constitute approximately 8.9% of the shares of Common Stock outstanding.  Each of JGC, as the investment adviser of the Master Fund, JGCM, as the general partner of JGC, and Mr. Goldman, as the President of JGC and sole director of JGCM, may be deemed to beneficially own the 88,698 shares of Common Stock owned by JGC.

(b)           By virtue of their respective positions with the Master Fund, each of JGC, JGCM and Mr. Goldman may be deemed to have sole power to vote and dispose of the 86,870 shares of Common Stock that the Master Fund has sole power to vote and dispose of, and shared power to vote and dispose of the 1,828 shares of Common Stock that the Master Fund has shared power to vote and dispose of.  The responses to Item 2 above are incorporated herein by reference.

(c)           Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3, 4 and 5 above are incorporated herein by reference.

On June 21, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement by and among J. Goldman Master Fund, L.P., J. Goldman & Co., L.P., J. Goldman Capital Management, Inc. and Jay G. Goldman, dated June 21, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2013	J. GOLDMAN MASTER FUND, L.P.
By: J. Goldman & Co., L.P., as Investment Adviser

By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN & CO., L.P.

By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN CAPITAL MANAGEMENT, INC.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: Director

/s/ Jay G. Goldman
JAY G. GOLDMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)